Exhibit 17.2

Spine Injury Solutions, Inc.

To the Board of Directors of Spine Injury Solutions, Inc.:

I, Jerry Bratton, J.D., M.B.A., hereby resign as a director of Spine Injury Solutions, Inc. (the “Company”), effective upon the closing of that certain Share Exchange Agreement between the Company and Bitech Mining Corporation, a Wyoming corporation (“Bitech”), and the stockholders of Bitech (the “Exchange Agreement”), dated on or around the date hereof. As a result of my resignation, effective as of the closing of the Exchange Agreement, I will no longer hold any director position whatsoever with the Company. My resignation is not the result of any disagreement with the Company on any matter relating to its operation, policies (including accounting or financial policies) or practices.

Dated: March 31, 2022

Very truly yours,

/s/ Jerry Bratton
Jerry Bratton, J.D., M.B.A.